

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 23, 2016

Thomas J. Nimbley
Chief Executive Officer
PBF Holding Company LLC
PBF Finance Corporation
One Sylvan Way, Second Floor
Parsippany, NJ 07054

>   **Re: PBF Holding Company LLC**
>   **PBF Finance Corporation**
>   **Registration Statement on Form S-4**
>   **Filed November 15, 2016**
>   **File No. 333-214624**

Dear Mr. Nimbley:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 with any questions.

                            Sincerely,

                            /s/ Kevin M. Dougherty *for*

                            H. Roger Schwall
                            Assistant Director
                            Office of Natural Resources